250 VESEY STREET • NEW YORK, NEW YORK 10281.1047

TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

April 24, 2020

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	SiSi Cheng John Cash Sherry Haywood Jay Ingram

Re:	Maxeon Solar Technologies, Pte. Ltd. Amendment No. 1 to Draft Registration Statement on Form 20-F Filed February 3, 2020 CIK No. 0001796898

Ladies and Gentlemen:

Maxeon Solar Technologies, Pte. Ltd., a company incorporated under the laws of Singapore (the “Company”) and a wholly owned subsidiary of SunPower Corporation, is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 12, 2020 (the “Comment Letter”) in respect of the Amendment No. 1 (“Amendment No. 1”) to the Company’s Draft Registration Statement on Form 20-F submitted on February 3, 2020 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the Registration Statement.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT

DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK PARIS • PERTH • PITTSBURGH • SAN DIEGO

SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

April 24, 2020

Reconciliation of Non-GAAP Financial Measures, page 90

1.

We note your response to prior comment 2 and continue to believe the cost of above-market polysilicon adjustment represents an individually tailored accounting principle prohibited under Regulation G. Please revise. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and will remove the adjustment for cost of above-market polysilicon from its calculation of Adjusted EBITDA in its next Registration Statement amendment. The Company also intends to revise the sections of the Registration Statement entitled “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Supply Chain,” “Item 4. Information on the Company—4.B. Business Overview—Manufacturing and Supplies,” “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies and Significant Estimates,” “—Results of Operations” and “—Selected Financial Data,” and “—5.B. Liquidity and Capital Resources—Liquidity,” as well as “Note 2. Summary of Significant Accounting Policies” and “Note 8. Commitments and Contingencies” to the Company’s combined financial statements, in each case currently included in Amendment No. 1, to provide additional detail regarding its long-term fixed supply agreements for polysilicon in a manner consistent with the excerpts set forth in Annex A to this letter. Those excerpts are marked to show changes against the relevant portions of Amendment No. 1. The revisions will be reflected in Amendment No. 2 to the Registration Statement that the Company intends to confidentially submit to the Commission following completion of its audited financial statements as of and for the fiscal year ended December 29, 2019.

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If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 326-3452 or Brad Brasser of Jones Day at (612) 217-8886.

Very truly yours,

/s/ Randi C. Lesnick
Randi C. Lesnick

cc:	Vichheka Heang, SunPower Corporation Brad Brasser, Jones Day

Annex A

3.D. RISK FACTORS

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Risks Related to Our Supply Chain

~~Our~~SunPower’s long-term, firm commitment polysilicon supply agreements could result in excess ~~or insufficient~~ inventory, place us at a competitive disadvantage on pricing, ~~or lead to disputes, each of which could impair our ability to reduce costs, and in some circumstances may force us to take a significant accounting charge.~~

have a negative impact on ~~If~~ our ~~supply agreements provide insufficient inventory to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, we may be forced to purchase additional supply at market prices, which could be greater than expected and could~~liquidity or materially and adversely affect our results of operations. ~~Due to the industry-wide shortage of polysilicon experienced before 2011~~

We are dependent on our suppliers to provide us with the materials we need in our manufacturing processes. Due to an industry-wide shortage of polysilicon experienced prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match its estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time. The long- term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal 2019 and the agreements with the second supplier expire in the second quarter of fiscal 2021. SunPower is not permitted to cancel or exit these agreements prior to their expiration. We may negotiate with the second supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.

~~, we purchased~~Pursuant to the agreements, SunPower purchases polysilicon that ~~we resold~~it delivers to third- party ingot and wafer manufacturers who ~~deliver~~sell wafers to ~~us~~SunPower that ~~we~~SunPower then ~~use~~uses in the manufacturing of ~~our~~its solar cells. ~~Without~~At the time SunPower entered into the agreements, without sufficient polysilicon, some of those ingot and wafer manufacturers would not have been able to produce the wafers on which ~~we rely. SunPower has historically entered into multiple long-term fixed supply agreements for periods of up to 10 years to match its estimated customer demand forecasts and growth strategy for the next several years.~~SunPower relies.

In connection with the spin-off, we will enter into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under ~~certain~~the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will agree to perform all of SunPower’s existing and future obligations under ~~such~~the agreements (including all take-or-pay obligations). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Back-to-Back Agreement.”

The ~~long-term nature of these agreements, which often~~price of polysilicon currently available in the market has decreased significantly below what is contemplated in the agreements, and our expenditures under the long-term fixed supply agreements with the remaining supplier may negatively impact our liquidity or put us at a disadvantage relative to our competitors. Specifically, the agreements provide for fixed or inflation-adjusted pricing, ~~may~~which has prevented SunPower, and is expected to prevent us, from benefiting from ~~decreasing~~decreased polysilicon costs and ~~may~~has caused SunPower, and is expected to cause us, to ~~pay more at~~purchase polysilicon on unfavorable pricing and payment terms ~~than the current market prices~~relative to prices available in the market and payment terms available to our competitors~~, and could in the future cause us to record an impairment. In~~. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may, ~~and sometimes do~~as SunPower has periodically done, elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss. During the fiscal year ended December 30, 2018, we recognized charges of $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimate that we paid $59.4 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process. [As of December 29,

2019, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under SunPower’s long-term fixed supply agreements for polysilicon that is above market to be approximately $258.2 million, which we expect to incur from 2020 through 2021. A portion of this loss may be deferred beyond 2021 as we may negotiate with the supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations.]1

~~Additionally~~Further, because ~~certain of these~~the agreements are “take or pay,”~~if certain of our agreements for polysilicon from these suppliers were to decrease in the future,~~ we could be required to purchase polysilicon ~~that we do not need~~from our supplier that is currently not required in our production plan to meet current demand, resulting in ~~either storage costs or payment for polysilicon we nevertheless choose not to accept from such suppliers. Further~~additional costs.

~~, we face significant, specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. In the event any such supplier experiences~~Additionally, in the event any of our suppliers experience financial difficulties or ~~goes~~go into bankruptcy, it could be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments~~.~~ to those suppliers.

Any of the foregoing could materially harm our liquidity, financial condition and results of operations and could put us at a disadvantage relative to our competitors.

1 NTD: While the excerpts are generally presented using information as of and for the fiscal year ended December 30, 2018, the bracketed information is presented as of December 29, 2019. The other sections of the excerpts will be updated as appropriate to give effect to information as of and for the fiscal year ended December 29, 2019 in the next Form 20-F amendment to be confidentially submitted to the SEC staff.

4.B. BUSINESS OVERVIEW

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Manufacturing and Supplies

Manufacturing

~~We purchase polysilicon, ingots, wafers and solar cells from various manufacturers on both a contracted and a purchase order basis. We have contracted with some of our suppliers for multi-year supply agreements. Under such agreements, we have annual minimum purchase obligations and in certain cases prepayment obligations. Under other supply agreements, we are required to make prepayments to vendors over the terms of the arrangements. As of December 30, 2018, advances to suppliers totaled $171.5 million. We may be unable to recover such prepayments if the credit conditions of these suppliers materially deteriorate or if we are otherwise unable to fulfill our obligations under these supply agreements. We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output over the next several years. For more information about risks related to our supply chain, see “Item 3. Key Information—3.D. Risk Factors.”~~

~~We are working with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale. Crystalline silicon is the principal commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multi- crystalline, or polycrystalline silicon, ribbon and sheet silicon, and thin-layer silicon. Our solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is created by refining quartz or sand.~~

~~Polysilicon~~As part of the solar panel manufacturing process, polysilicon is melted and grown into crystalline ingots and ~~sawed~~sliced into wafers by business partners specializing in those processes. The wafers are processed into solar cells in our manufacturing facilities located in the Philippines and Malaysia.

During fiscal year 2017, we completed the construction of the Maxeon 3 solar cell manufacturing facility that we own and operate in the Philippines which has an annual capacity of approximately 500 megawatts. The Maxeon 2 solar cell manufacturing facility we own and operate in Malaysia has a total rated annual capacity of over 700 megawatts and is currently being upgraded to 1,900 megawatts of Maxeon 5 capacity.

We use our solar cells to manufacture Maxeon 5, Maxeon 3 and Maxeon 2 solar panels at our solar panel assembly facilities located primarily in Mexico and France. Our solar panel manufacturing facilities currently have a combined total rated annual capacity ~~matching~~that matches our cell manufacturing capacity.

Supplies

We source the materials and components for our solar cells and panels both internally and from third-party suppliers based on quality, performance, and cost considerations ~~both internally and from third-party suppliers~~. We typically assemble proprietary components, while we purchase generally available components from third-party suppliers. In a few cases, proprietary components are sole ~~source~~sourced. While we secure supply of these specific components, we may face production disruptions if the supplier is not fulfilling its obligations, and adoption of new tariffs between different countries may negatively affect the cost of some materials.

We purchase polysilicon, ingots, wafers and solar cells from various manufacturers on both a contracted and a purchase order basis. We work with our suppliers and partners along all steps of the value chain to reduce costs by improving manufacturing technologies and expanding economies of scale. Crystalline silicon is the principal commercial material for solar cells and is used in several forms, including single-crystalline, or monocrystalline silicon, multi-crystalline, or polycrystalline silicon, ribbon and sheet silicon, and thin-layer silicon. Our solar cell value chain starts with high purity silicon called polysilicon. Polysilicon is created by refining quartz or sand.

Polysilicon is a critical raw material used in the production of our photovoltaic products. To maintain competitive manufacturing operations, we depend on our suppliers to timely deliver polysilicon in sufficient quantities and of appropriate quality. SunPower has historically purchased polysilicon that it resold to third-party ingot and wafer manufacturers who delivered wafers to SunPower that SunPower then used in the manufacturing of solar cells. We intend to continue this practice following the spin-off.

Due to a shortage of polysilicon experienced in the industry prior to 2008, SunPower entered into long-term fixed supply agreements for polysilicon with two suppliers for periods of up to 10 years to match its estimated customer demand forecasts and growth strategy, and these agreements were thereafter extended from time to time. The long-term fixed supply agreements with one of the suppliers expired in the first quarter of fiscal 2019 and the agreements with the second supplier expire in the second quarter of fiscal 2021. SunPower is not permitted to cancel or exit these agreements prior to their expiration. The agreements are structured as “take or pay” agreements that specify future quantities of polysilicon required to be purchased and the pricing of polysilicon required to be supplied. The agreements also provide for penalties or forfeiture of advanced deposits in the event SunPower terminates the arrangement. Additionally, under the agreements, SunPower is required to make prepayments to the suppliers over the term of the agreements.

As a result of an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, polysilicon prices decreased significantly over the past decade. SunPower negotiated with the polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied pursuant to those agreements. Nevertheless, the purchase prices under SunPower’s remaining long-term fixed supply agreements continue to be higher than polysilicon prices currently available in the market.

In connection with the spin-off, we will enter into an agreement with SunPower pursuant to which we will effectively receive SunPower’s rights under the continuing long-term fixed supply agreements (including SunPower’s deposits and advanced payments thereunder) and, in return, we will agree to perform all of SunPower’s existing and future obligations under the agreements (including all take-or-pay obligations). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between SunPower and Us—Back-to-Back Agreement.”

The agreements with the remaining supplier provide for fixed or inflation-adjusted pricing and have prevented SunPower, and are expected to prevent us, from benefiting from decreased polysilicon costs and have caused SunPower, and are expected to cause us, to purchase polysilicon on unfavorable pricing and payment terms relative to prices available in the market and payment terms available to our competitors. In addition, in the event that we have inventory in excess of short-term requirements of polysilicon in our manufacturing operations, in order to reduce inventory or improve working capital, we may, as SunPower has periodically done, elect to sell such inventory in the marketplace at prices below our purchase price, thereby incurring a loss.

As of December 30, 2018, future purchase obligations under the long-term fixed supply agreements totaled $524.1 million and advance payment obligations to suppliers totaled $171.5 million, of which $37.8 million is classified as Advances to suppliers, current portion in our Combined Balance Sheet. See “Note 8. Commitments and Contingencies” for outstanding future purchase commitments.

During the fiscal year ended December 30, 2018, we recognized charges of $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements. In addition, we estimate that we paid $59.4 million above the market cost of polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. [As of December 29, 2019, based on the then price of polysilicon available in the market, we estimated the remaining contractual commitments under SunPower’s long-term fixed supply agreements for polysilicon that is above market to be approximately $258.2 million, which we expect to incur from 2020 through 2021. A portion of this loss may be deferred beyond 2021 as we may negotiate with the supplier to extend the timing of delivery and acceptance of polysilicon pursuant to the underlying contractual purchase obligations. A hypothetical 10% increase or decrease in polysilicon prices would cause our estimated total loss to decrease or increase, respectively, by approximately $9.0 million.]2

For more information about risks related to our supply chain and risks related to the Maxeon Business generally, see “Item 3. Key Information—3.D. Risk Factors.”

2 NTD: While the excerpts are generally presented using information as of and for the fiscal year ended December 30, 2018, the bracketed information is presented as of December 29, 2019. The other sections of the excerpts will be updated as appropriate to give effect to information as of and for the fiscal year ended December 29, 2019 in the next Form 20-F amendment to be confidentially submitted to the SEC staff.

5.A. OPERATING RESULTS

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Critical Accounting Policies and Significant Estimates

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Inventories

Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long- term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses.

Under the long-term fixed supply agreements for polysilicon between SunPower and certain suppliers, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed prices available in the market.

We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials are compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities are less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current ~~market~~ prices for similar materials available in the market, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current ~~market~~ price of polysilicon available in the market as compared to the price in our fixed- price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business.

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Results of Operations

Set forth below is a discussion of our results of operations for the fiscal year ended December 30, 2018.

Revenues and Cost of Revenue

Fiscal Year Ended December 30,
(in thousands)	2018
Revenues	$912,313
Cost of revenue	1,007,474
As a percentage of total revenue	110%
Gross loss percentage	10%

During the year ended December 30, 2018, we recognized revenue for sales of modules and components from contracts with customers of $912.3 million, of which $388.5 million, or 42.6% of total revenue, representing the sale of solar modules to SunPower based on transfer prices determined based on management’s assessment of market-based pricing terms. Except for revenue transactions with SunPower, as of December 30, 2018, we had no customers that accounted for at least 10% of revenue. As of December 30, 2018, SunPower accounted for 28.2% of accounts receivable. Other than revenue transactions with SunPower, as described, related to the sale of solar modules, as of December 30, 2018, one customer accounted for 12.6% of accounts receivable. No other customers accounted for 10% or more of accounts receivable.

Cost of revenue was $1,007.5 million in fiscal year 2018 and includes ~~losses related to our fixed price long- term inventory supply agreements of $91.0 million and tariffs charge of $42.5 million~~tariff-related charges of $42.5 million and $31.6 million relates to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $59.4 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed. The remainder of cost of revenue includes actual cost of material, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.

In fiscal year 2019, we expect an increase in revenues and a reduction in cost of revenue as a percentage of total revenues from the sales of our Maxeon 5 cell and panel technology which is expected to have lower manufacturing cost yet offering higher efficiency compared to our current technology.

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~~Reconciliation of Non-GAAP~~Selected Financial ~~Measures~~Data

Fiscal Year Ended December 30,
2018
(in thousands) ~~(in thousands)~~Selected GAAP Financial Data
Revenue	$912,313
Cost of revenue(1)	1,007,474
Impairment of manufacturing assets	354,768

Gross loss(1)	(449,929)
Operating loss(1)	(589,767)
Benefit from income taxes	1,050

GAAP net loss(1)		(604,080)
GAAP net loss attributable to Maxeon Solar(1)		$(603,814)

	2018
Selected Non-GAAP Financial Data
GAAP net loss attributable to the Company(1)		$(603,814)
Interest expense		25,889
Benefit from income taxes		(1,050)
Depreciation		68,983
Amortization		7,241

EBITDA(1)		$(502,751)

Additional Adjustments
Impairment		367,859
~~Cost of above-market polysilicon~~Stock-based compensation expense		~~91,023~~8,580
~~Stock-based compensation~~Restructuring expense		~~8,580~~7,766
~~Restructuring expense~~Adjusted EBITDA(1)	$	~~7,766~~(118,546)
~~Adjusted EBITDA~~	~~$~~	~~(27,523~~ )

1.

Our GAAP and Non-GAAP results were adversely impacted by the incremental cost of above- market polysilicon of $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under the long-term fixed supply agreements. In addition, we estimated that we paid $59.4 million above the current market price as we were bound by our long- term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost under the long-term fixed supply agreements and the price of polysilicon available in the market as derived from publicly available information, multiplied by the volume of polysilicon we have consumed.

We present earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specified additional items (“Adjusted EBITDA”), which are non-GAAP measures, to supplement our combined financial results presented in accordance with GAAP. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different reporting periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EBITDA provide investors with additional methods to assess our operating results in a manner that is focused on our ongoing, core operating performance, absent the effects of these items. We also use EBITDA and Adjusted EBITDA internally to assess our business, financial performance and current and historical results, as well as for strategic decision- making and forecasting future results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with GAAP or intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

The following is a description of each adjustment to arrive at our non-GAAP measures:

•

Impairment. In the second quarter of fiscal year 2018, SunPower announced its proposed plan to reorganize its corporate structure into separate upstream and downstream business units, and long-term strategy to replace the existing IBC technology with Maxeon 5. Accordingly, SunPower expected to upgrade the equipment associated with its manufacturing operations for the production of Maxeon 5 panels over several years. In connection with these planned changes that would impact the utilization of its manufacturing assets, continued pricing challenges in the industry and at that time uncertainties associated with the Section 201 trade case, SunPower determined that indicators of impairment existed and performed an impairment analysis. Through this analysis, SunPower recognized a non-cash impairment charge during its fiscal quarter ended July 1, 2018. This asset impairment is excluded as it is non-cash in nature and not reflective of ongoing results.

•

Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.

•

Restructuring expense. We incurred restructuring expenses related to reorganization plans implemented by SunPower aimed towards realigning resources consistent with SunPower’s global strategy and improving its overall operating efficiency and cost structure. Restructuring charges are excluded from non-GAAP financial measures because they are not considered core operating activities and such costs have historically occurred infrequently. Although we have engaged in restructuring activities in the past, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these non-GAAP measures contribute to a meaningful evaluation of our past operating performance.

5.B. LIQUIDITY AND CAPITAL RESOURCES

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Liquidity

As of December 30, 2018, we had unrestricted cash and cash equivalents of $101.7 million. Our cash balances are held in numerous locations throughout the world, and as of December 30, 2018, all of our cash was held outside of the United States. This offshore cash is used to fund operations of our business in the EMEA and Asia Pacific regions as well as non-U.S. manufacturing operations, which require local payment for product materials and other expenses.

Prior to the spin-off, we expect to enter into a $325.0 million term loan with an expected maturity date of 2025 and a revolving credit facility for borrowings up to $100.0 million. Immediately following the separation and distribution, TZS will contribute of $298.0 million in cash to Maxeon Solar in exchange for a number of our shares such that immediately following such issuance, TZS will own no less than 28.848% of our total dilutive outstanding shares.

We expect total capital expenditures related to purchases of property, plant and equipment of approximately $41.4 million in fiscal year 2019 in order to increase our manufacturing capacity for our highest efficiency Maxeon 5 product platform and our new Performance Line, improve our current and next generation solar cell manufacturing technology, and other projects.

We have an obligation to purchase $524.1 million of polysilicon material pursuant to long-term fixed supply agreements with two of our polysilicon suppliers. Of this commitment, we have prepaid $171.5 million with the balance of $352.6 million expected to be paid in cash over a period ending in June 2021 until we have fully taken the contractually committed quantities specified in the long-term fixed supply agreements. See Note 8. “Commitments and Contingencies” to our combined financial statements for further information. In 2018, we recorded charges of $31.6 million related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under our long-term fixed supply agreements and we estimated that we paid $59.4 million above the current market price as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process.

[As of December 29, 2019, based on the then price of polysilicon available in the market, we estimated the total charge from contractual commitments under SunPower’s long-term fixed supply agreements for polysilicon to be approximately $258.2 million, which we expect to incur from 2020 through 2021 based on our forecasted internal manufacturing consumption and ancillary sales. A portion of this loss as well as cash payment may be deferred beyond 2021 as we may negotiate with a supplier to extend the timing of delivery and acceptance of above-market polysilicon pursuant to the underlying contractual purchase obligations. Alternatively, we may negotiate relief under our contractual commitments in exchange for earlier cash payments.]3

On September 29, 2016, SunPower completed the acquisition of AUOSP (now our wholly owned subsidiary, SunPower Malaysia Manufacturing Sdn. Bhd.) pursuant to a stock purchase agreement entered into between SunPower Technology, Ltd. (“SPTL”), one of our wholly owned subsidiaries, and AU Optronics Singapore Pte. Ltd. (“AUO”). Pursuant to the stock purchase agreement, SPTL purchased all of the shares of AUOSP held by AUO for a total purchase price of $170.1 million in cash, payable in installments as set forth in the stock purchase agreement, to obtain 100% of the voting equity interest in AUOSP. As agreed by SunPower and Maxeon Solar in the Investment Agreement, SunPower will pay $30.0 million in cash on September 30, 2019. The remaining $30.0 million in cash will be paid by us on or before September 30, 2020.

3 NTD: While the excerpts are generally presented using information as of and for the fiscal year ended December 30, 2018, the bracketed information is presented as of December 29, 2019. The other sections of the excerpts will be updated as appropriate to give effect to information as of and for the fiscal year ended December 29, 2019 in the next Form 20-F amendment to be confidentially submitted to the SEC staff.

There are no assurances that we will have sufficient available cash to repay our indebtedness or that we will be able to refinance such indebtedness on similar terms to the expiring indebtedness. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity investments or debt securities or obtain other debt financing. The current economic environment, however, could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms, and lenders may be unwilling to lend funds on acceptable terms in the amounts that would be required to supplement cash flows to support operations. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all, particularly in light of the current conditions in the financial and credit markets. Additional debt would result in increased expenses and would likely impose new restrictive covenants which may be similar or different than those restrictions contained in the covenants under our current loan agreement. In addition, financing arrangements and letters of credit facilities, may not be available to us, or may not be available in amounts or on terms acceptable to us.

Challenging industry conditions and a competitive environment experienced in fiscal year 2018 are expected to continue through fiscal year 2019. Despite the challenging industry conditions, including uncertainty around the regulatory environment, we believe that our cash and cash equivalents, including cash expected to be generated from operations, will be sufficient to meet our obligations over the next 12 months from the date of the issuance of our financial statements. We continue to focus on improving our overall operating performance and liquidity, including managing cash flow and working capital.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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Inventories

Inventories are accounted for on a first-in-first-out basis and are valued at the lower of cost or net realizable value. We evaluate the realizability of our inventories, including purchase commitments under fixed-price long- term supply agreements, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast, and competitive intelligence. Our assumption of expected demand is compared to available inventory, production capacity, future polysilicon purchase commitments, available third-party inventory, and growth plans. Our factory production plans, which drive materials requirement planning, are established based on our assumptions of expected demand. We respond to reductions in expected demand by temporarily reducing manufacturing output and adjusting expected valuation assumptions as necessary. In addition, expected demand by geography has changed historically due to changes in the availability and size of government mandates and economic incentives.

We evaluate whether losses should be accrued on long-term inventory purchase commitments that may arise from firm, non-cancellable, and unhedged commitments for the future purchase of inventory items. Such losses are measured in the same way as inventory losses, and are recognized unless determined to be recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term polysilicon supply agreements between our parent and certain suppliers, pricing for purchases of polysilicon and specified quantities are set forth in the agreements. As a result of the significant declines in the prices of polysilicon available in the market due to an increase in industry-wide polysilicon manufacturing capacity and a decrease in global demand for polysilicon, the purchase prices set forth in the agreements currently exceed market prices.

We evaluate the terms of our long-term inventory purchase agreements with suppliers, including joint ventures, for the procurement of polysilicon, ingots, wafers, and solar cells and establish accruals for estimated losses on adverse purchase commitments as necessary, such as lower of cost or net realizable value adjustments, forfeiture of advanced deposits and liquidated damages. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials are compared to expected demand regularly. We anticipate total obligations related to long-term supply agreements for inventories will be realized because quantities are less than our expected demand for our solar power products for the foreseeable future and because the raw materials subject to these long-term supply agreements are not subject to spoilage or other factors that would deteriorate its usability; however, if raw materials inventory balances temporarily exceed near-term demand, we may elect to sell such inventory to third parties to optimize working capital needs. In addition, because the purchase prices required by our long-term polysilicon agreements are significantly higher than current ~~market~~ prices for similar materials available in the market, if we are not able to profitably utilize this material in our operations or elect to sell near-term excess, we may incur additional losses. Other market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current ~~market~~ price of polysilicon available in the market as compared to the price in our fixed- price arrangements, and product merchantability, among other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, or we enter into arrangements with third parties for the sale of raw materials that do not allow us to recover our current contractually committed price for such raw materials, we record a write-down or accrual equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business (see Note 5. Balance Sheet Components).

~~NOTE 5. BALANCE SHEET COMPONENTS~~

Inventories

As of
(In thousands)	December 30, 2018
Raw materials	$42,591
Work-in-process	85,772
Finished goods	94,454

Inventories	$222,8171

NOTE 8. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers, that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments. We also have agreements with several suppliers, including some of our non-consolidated investees, for the procurement of polysilicon, ingots, and wafers, as well as certain module-level power electronics and related equipment, which specify future quantities and pricing of products to be supplied by one vendor for periods of up to 2 years and provide for certain consequences, such as forfeiture of advanced deposits and liquidated damages relating to previous purchases, in the event that we terminate the arrangements or fail to satisfy our obligations under the agreements.

Future purchase obligations under non-cancellable purchase orders and long-term supply agreements as of December 30, 2018 are as follows:

(In thousands)	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022	Fiscal 2023	Thereafter	Total[1]
Future Purchase Obligations	$394,201	$335,434	$—	$—	$—	$—	$729,635

[1]	Total future purchase obligations comprised of $205.6 million related to non-cancellable purchase orders and $524.1 million related to long-term polysilicon supply agreements.

We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories, some of which (in the case of polysilicon) are at purchase prices significantly above current ~~market~~ prices for similar materials available in the market, will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. Additionally, in order to reduce inventory and improve working capital, we have periodically elected to sell polysilicon inventory in the marketplace at prices below our purchase price, thereby incurring a loss. The terms of the long-term supply agreements are reviewed annually by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.

Advances to Suppliers

As noted above, we have entered into agreements with various vendors, ~~some of which~~and such agreements with two of our vendors are structured as “take or pay” contracts, that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we ~~were~~are required to make prepayments to the vendors over the terms of the arrangements. As of December 30, 2018, advances to suppliers totaled $171.5 million of which $37.8 million is classified as Advances to suppliers, current portion in our Combined Balance Sheet. One supplier accounted for 99.6% of total advances to suppliers as of December 30, 2018.